UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June/2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding





RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sirs

Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares made earlier today under the Non-Executive Directors' Share Purchase Plan:-


                                                                Total Holding    Total Percentage
Name of        No. of Shares   Percentage of      Price per     Following        Following
Director           Purchased   Issued Stock       Share         Notification     Notification

Lord Burns              259       0.000032%        575.55p           2,541           0.00032%

Reuben Mark             336       0.000050%        575.55p          12,915           0.00161%

Vernon Sankey           259       0.00032%         575.55p           2,816           0.00027%

Gurvirendra Talwar     1051       0.000131%        575.55p          10,249           0.00128%


If there are any questions in connection with this matter, please do not hesitate to contact me.

Yours faithfully


Stephen Jones
Deputy Secretary

SAJ/DC


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 27 June 2003

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary